

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

Via Email
David G. Hirz
President and Chief Executive Officer
Smart & Final Stores, Inc.
600 Citadel Dr.
Commerce, CA 90040

> **Re: Smart & Final Stores, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2014**
> **File No. 333-196931**

Dear Mr. Hirz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note several blanks in your registration statement. Please include all information that is not subject to Rule 430A in the next amendment. In this regard, we note that you have several blanks in your "Executive and Director Compensation" section. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Prior to the effectiveness of the registration statement, please have a representative of FINRA call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion as well as the other exhibits once they are filed.

4. We note references throughout your prospectus to internal reports and third-party sources for statistical, qualitative, and comparative statements contained in your prospectus. For example, on page 4 you refer to research conducted by Intalytics and on page 82 you refer to information developed by Chain Store Guide, the United States Department of Agriculture Economic Research Service, and *The Future of Food Retailing*. Please provide copies of these materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

Prospectus Summary, page 1

5. We note references throughout this registration statement to "Intermediate Holdings," notably on pages 28 and 127. Please describe your organizational structure including a flow chart if necessary.

Who We Are, page 1

6. Please provide us with supplemental support for the following statements made on pages 1 through 3 as well as elsewhere in the prospectus in various forms:

   • "We are a high-growth, value-oriented food retailer . . .;"

   • "We have a unique merchandising strategy . . . ;"

   • "We believe our stores are among the most productive in the food retail industry . . .;"

   • "Our *Smart & Final* stores feature a comprehensive grocery offering at 'everyday low prices' . . .;" and

   • "…approximately 43% of Smart & Final banner sales were from products or sizes…that are not typically found at conventional grocers," pages 3 and 83.

   In addition, please disclose the measure or measures that support such statements. For example, please tell us how you are using terms like "high–growth" and "productive."

7. We note your reference to Comparable store sales here and elsewhere in your prospectus. We presume that this disclosure reflects aggregated Comparable store sales information. Considering you disclose, under "Results of Operations," separate Comparable store sales information for your two segments and your definition of Comparable store sales on page ii suggests that you do not include different store banners in your calculation of Comparable store sales, please tell us why you believe presentation of aggregate Comparable store sales information is useful.

Ares Management, page 5

8. Please revise your prospectus summary to quantify and describe any payments, compensation, or equity that Ares Management, your directors, or your executive officers received or will receive in connection with this offering. In this regard, we note your disclosure that funds of Ares will receive some of the proceeds of this offering in connection with the reduction in the amount due under the Term Loan Facility.

Risk Factors, page 14

We may be unable to successfully manage . . . , page 19

9. It appears that this risk factor and the first full risk factor on page 15 describe essentially the same risk. Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish these two risk factors, or combine them and eliminate any duplicative disclosure.

The loss of key management could adversely affect our business, page 23

10. Please identify the key management and employees that you refer to in this risk factor or include a cross reference to and provide such information in an appropriate section of your prospectus.

Disruptions to or security breaches involving our information technology . . ., page 23

11. If you have experienced disruptions or security breaches of your information technology systems, please revise your risk factor to discuss those disruptions or breaches to give context to the risk factor.

Conflicts of interest may arise . . ., page 33

12. Please identify your directors who are affiliated with Ares or provide a cross-reference to the applicable section of the registration statement to provide context to this risk.

Capitalization, page 41

13. We note that you include cash and cash equivalents in calculating your total capitalization. Please note that cash and cash equivalents should not be included in your total capitalization amount. As such, please revise to exclude cash and cash equivalents from your calculated total.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Outlook, page 48

14. We note that you expect "to grow [your] comparable store sales and enhance [your] operating margins through [the] execution of a number of key initiatives." Please describe these key initiatives in greater detail and how you expect that they will impact your results of operations.

Results of Operations, page 53

15. We note the discussion beginning on page 49 indicating the factors affecting your results of operations. However, you have not bridged the gap between the discussion of the factors affecting financial results and a thorough discussion and analysis regarding how these factors impacted your results during the three years presented in your financial statements. For example, if new stores accounted for $16.1 million of the total $44.8 million net sales increase when comparing the twelve weeks ended March 23, 2014 with the twelve weeks ending March 24, 2013, we would generally expect a discussion of other factors that impact the balance of the increase in net sales. We remind you that the principal objectives of MD&A include providing readers with a view of the company through the eyes of management. To do this, companies should include a discussion of the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. See Section III.B.1 of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835. To make this discussion of key variables meaningful, you should generally quantify those which are quantitative factors and explain how changes in these metrics drove your results. After reviewing the Releases cited above, please revise your analysis of results of operations.

16. We note your disclosure in several areas that an increase in comparable store sales was driven by an increase in transaction count and/or transaction size. If transaction count and/or transaction size are key metrics reviewed by management, we would generally expect you to quantify the metric(s) for each period presented in addition to explaining how it impacted the change in your net sales. With a view towards transparency, please revise your filing to provide more insight into the reason(s) why these metrics increased as compared to the prior year so as to provide an analysis that allows the reader to better understand your business through the eyes of management. We refer you to Section III.B.4. of SEC Release No. 33-8350.

Operating Activities, page 66

17. Please revise your filing to correct the typographical error within the last sentence of this section. In this regard, your disclosures give the appearance of comparing the twelve weeks ended March 24, 2013 with the twelve weeks ended March 24, 2013.

Financing Activities, page 67

18. We note your disclosure in your "Use of Proceeds" section on page 39 that you expect to use revenue from this offering to fund your growth initiatives. Please revise your disclosure here to include such revenues as potential funding sources for your capital expenditures.

Credit Facilities, page 70

19. With respect to the Term Loan Facility, please disclose any remaining capacity available to you.

Critical Accounting Estimates, page 73

Share-Based Compensation, page 73

20. In light of the fact that you consider share-based compensation to be a critical accounting estimate, please tell us the proposed IPO price, once it is determined, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. If there is a significant difference between your proposed IPO price and the fair value of the common stock underlying your share-based awards as determined by management, describe each significant factor contributing to that difference, including whether your underwriters used different assumptions.

Business, page 81

21. Please describe the general developments of your business as required by Item 101(a)(1) of Regulation S-K. For example, please disclose the Ares Acquisition.

22. Please provide financial information for each reporting segment as required by Item 101(b) of Regulation S-K. In this regard, we note the information you provide in the Notes to your financial statements regarding your reportable segments.

Our Growth Strategy, page 85

Increase our store footprint in existing and new markets, page 85

23. Please describe the macroeconomic trends in Mexico that support your belief in the long-term growth opportunities of your Northwestern Mexico joint venture stores.

Management, page 98

Board of Directors, page 100

24. We note that David B. Kaplan, Dennis T. Gies and Adam L. Stein are affiliated with Ares Management. In discussing these directors' business experience, please clearly indicate that Ares Management is your principal shareholder. Also, please describe any arrangement or understanding between these directors and Ares Management pursuant to which they were selected as directors. Please refer to Item 401(a) and (e) of Regulation S-K.

Executive and Director Compensation, page 106

Cash Incentive Program, page 108

25. Please provide the target goals and results for each named executive officer under each applicable performance objective. For example, you state that Messrs. Hirz, Phegley, and Laddon achieved 99.4% of their target in the Management Incentive EBITDA objective. However, you do not provide the quantified information that informs how you arrived at the "Percentage of Target Achieved."

Nonqualified Deferred Compensation Table, page 117

26. Please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns of the table on page 118 are reported as compensation for fiscal 2013 in "Summary Compensation Table for Fiscal Year 2013." Please refer to the Instruction to Item 402(i)(2) of Regulation S-K.

Description of Capital Stock, page 131

27. We note your disclosure that the exclusive venue provision may have the effect of discouraging lawsuits against your officers and directors. Please tell us what consideration you gave to including this effect in your risk factor disclosure.

28. We note that you plan to enter into indemnification agreements with each of your current directors and officers, however, on page II-1 you indicate that you have indemnification agreements in place with your directors and officers. Please revise or advise.

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-9

Goodwill and Intangible Assets, page F-13

29. We note that you have identified certain trademarks recorded on your balance sheet as having indefinite lives. Please tell us more about these trademarks and the factors you considered in determining that they have indefinite lives. In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trademarks. We refer you to ASC 350-30-35-1 through 5.

Revenue Recognition, page F-17

30. We note your disclosure related to proceeds from the sale of *Smart & Final* gift cards on page 51. Please tell us in your response and revise to disclose how you account for unredeemed gift card revenue or breakage. In your disclosure include the amount of the liability for unredeemed gift cards existing at December 31, 2013 and 2012, if material.

Note 13. Share-Based Compensation, page F-55

31. We note your disclosures surrounding the 2012 Incentive Plan including the repurchase feature within the option awards. We further note that as a result of the repurchase feature you have not recorded any share-based compensation expense for the issued grants. Please tell us more about the GAAP basis for your conclusion that share-based compensation is not required on these repurchase features that are equivalent to a forfeiture provision.

Note 17. Commitments and Contingencies, page F-63

32. We note that a final settlement and release agreement was executed related to *Mike Garcia vs. Smart & Final* purported class action. Please tell us whether the settlement payments were material to the income from continuing operations before income taxes.

Exhibits and Financial Statement Schedules, page II-2

33. We note that you are a party to a joint venture agreement with Grupo Calimax S.A. C.V. Please file the joint venture agreement as an exhibit.

34. We note that you have a contractual relationship with Unified Grocers through December 5, 2015. Please file the agreement with Unified Grocers as an exhibit.

Undertakings, page II-3

    35. Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Pippa Bond, Esq.
    Robin Feiner, Esq.